Exhibit 8.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Organization

1. Mahjong Development Inc.	Montreal, Quebec, Canada

2. Mahjong Systems Ltd.	Turks and Caicos Island

3. Mahjong Systems (Cyprus) Limited,	Cyprus

4. DNY (BVI) Limited	British Virgin Islands